

DIVISION OF
CORPORATION FINANCE

March 20. 2014

<u>Via E-Mail</u>
Mr. Robert Abenante
Chief Executive Officer
Blox, Inc.
Suite 600 – 666 Burrard Street
Vancouver, British Columbia, Canada V6C 3P6

     Re: **Blox, Inc.**
             Item 4.01 Form 8-K
             Filed March 5, 2014
             File No. 000-53565

Dear Mr. Abenante:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Jennifer Thompson

               Jennifer Thompson
               Accounting Branch Chief

Cc: Kim Gillett
        Blox, Inc.